FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 18, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of common stock of Cando Corporation” dated May 18, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: May 18, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
May 18, 2011
English Language Summary

Subject:	To announce the disposal of common stock of Cando Corporation

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/05/18

Contents:

1.	Nameof the securities:

Common stock of Cando Corporation (”Cando”)

2.	Tradingdate:2011/05/18~2011/05/18

3.	Tradingvolume, unit price, and total monetary amount of the transaction:

Volume: AUO:71,252 thousand shares; Konly Venture Corp.("Konly"): 51,060 thousand shares

Unit price: AUO: NT$31 per share

Total monetary amount: AUO: NT$2,208.8 million; Konly: NT$1,582.8 million

4.	Gain(or loss) (not applicable in case of acquisition of securities):

Gain(*): AUO: NT$1,699.7 million; Konly: NT$1,291.0 million

* Pre-taxes and trading fees

5.	Relationshipwith the underlying company of the trade:

An investee under equity method

6.	Currentcumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: AUO: 0 share; Konly: 5,940 thousand shares

Current cumulative amount: AUO: NT$0; Konly: NT$34 million

Shareholding percentage of the holding: AUO: 0%; Konly: 0.65%

Status of any restriction of rights (e.g.pledges): None

7.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets: AUO 13.26%; Konly:60.63%

Current ratio of securities investment (including the current trade) to the shareholder's equity: AUO 27.60%; Konly:62.21%

The operational capital: AUO: NT$-15,344 million; Konly: NT$2,937 million

8.	Concrete purpose/objective of the acquisition or disposal:

To liquidate long-term investment and look forward to collaborative opportunities in the touch panel industry through this transaction.

9.	Do the directors have any objections to the present transaction?: No

10.	Any other matters that need to be specified:

The execution of this transaction will be undertook in accordance with the related regulations after the counterparty TPK Universal Solutions Limited obtaining the competent authority's approval.